U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

[Check One]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 1999      Commission File No.

                           -----------------      ----------


                               MERIDIAN GOLD INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable

         (Translation of Registrant's name into English (if applicable))

              Canada

           ------------                              -------------------------
(Province or other jurisdiction of                 (Primary Standard Industrial
  incorporation or organization)                  Classification Code Number (if
                                                          applicable))

                                 -------------
                        (I.R.S. Employer Identification
                             Number (if applicable))

                               Meridian Gold Inc.
                               9670 Gateway Drive

                                    Suite 200
                               Reno, NV 89511-8997

                            Telephone: (775) 850-3765

   (Address and telephone number of Registrant's principal executive offices)

                                ----------------




            (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

                                 ---------------
                       with a copy to: Holland & Hart LLP
                       555 Seventeenth Street, Suite 3200

                                Denver, CO 80202
                             Attention: Dennis Jackson

                            Telephone: (303) 295-8000

                The total number of pages in this document is __.
                    The exhibit index is located on page __.

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Name of each exchange on which registered Common Shares, no par value New York Stock Exchange Rights to acquire Common Shares, Toronto Stock Exchange no par value

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Not Applicable

--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 Not Applicable

--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
[X] Annual information form              [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock of the close of the period covered by the annual report.

                                   73,999,891

--------------------------------------------------------------------------------

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                        Yes                                             No  X
                            ----                                           -----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                        Yes  X                                          No
                            -----                                          -----

                                   UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

                                    SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report signed on its behalf by the undersigned, thereto duly authorized.

                                     MERIDIAN GOLD INC.

                                     By:  /s/ Edward H. Colt

                                          ----------------------
                                          Name:  Edward H. Colt
                                                 --------------------
                                          Title: Vice President, Finance and
                                                 -------------------------------
                                                 Chief Financial Officer
                                                 -------------------------------
May 1, 2000.

INDEX TO EXHIBITS

     The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, this annual report on Form 40-F.

                                                                      Sequential

Number  Exhibit                                                      Page Number
1.      Annual information form dated May 1, 2000 of Meridian

        Gold Inc.............................................

2. Annual report to the shareholders of Meridian Gold Inc. which annual report includes the audited consolidated financial statements of Meridian Gold Inc. for the financial year ended December 31, 1999 together with the auditors' report dated February 9, 2000 of KPMG LLP,
        Independent Auditors, thereon........................

3.      Meridian Gold Inc. management proxy circular relating to
        the Annual and Special Meeting of Shareholders to be held
        on May 2, 2000....................................

4.      Consent dated February 9, 2000 of KPMG LLP, Independent
        Auditors.............................................

                               MERIDIAN GOLD INC.
                               Ernst & Young Tower
                           222 Bay Street, Suite 1800
                                Toronto, Ontario
                                     M5K 1H6






                             ANNUAL INFORMATION FORM


                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                DATED MAY 1, 2000

                               MERIDIAN GOLD INC.
                             ANNUAL INFORMATION FORM
                                TABLE OF CONTENTS




Glossary of Terms.............................................       3
Cautionary Statement..........................................       4

Item 1:  Incorporation
        Incorporation.........................................       5
        Subsidiaries..........................................       6

Item 2:  General Development of the Business..................       6

Item 3:  Narrative Description of the Business
        Reserves..............................................       7
        Exploration Expenditures..............................       8
        Refining and Marketing................................       8
        Hedging Program.......................................       9
        Risk Factors..........................................       9
        Property Interests....................................      15
        Employees.............................................      16
        Properties:
        Beartrack.............................................      17
        Jerritt Canyon........................................      18
        El Penon..............................................      20
        Rossi.................................................      23
        Legal Proceedings.....................................      24

Item 4:  Selected Consolidated Financial Information..........      25

Item 5:  Management's Discussion and Analysis.................      25

Item 6:  Market for Securities................................      25

Item 7:  Directors and Officers...............................      26

Item 8:  Additional Information...............................      26

     Except  as  otherwise   indicated,   all  dollar  amounts  in  this  Annual
Information Form are expressed in United States dollars.

     The information set forth in this Annual Information Form is as of December 31, 1999 unless an earlier or later date is indicated.

     Except as otherwise indicated, the financial information set forth in this Annual Information Form is presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Differences between Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP") are immaterial to the Company unless otherwise indicated.

                                    GLOSSARY

     The following mining terms have the following meanings in this Annual Information Form:

     "carbon adsorption" A process used to extract dissolved gold and silver from solvents in leaching. Soluble complexes of gold and silver physically adhere to activated carbon particles without chemical reaction.

     "cash cost of production" Includes site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, and royalties but does not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce.

     "deposit" A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final technical and economic factors have been resolved.

     "development" The preparation of a known commercially mineable deposit for mining.

     "dore" Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals which will be further refined to almost pure metal.

     "exploration" The search for mineral deposits (reserves) which are not in development or production.

     "heap leaching" A process of extracting gold by placing broken ore on sloping, impermeable pads and applying dilute cyanide solution that dissolves a portion of the contained gold, which is then recovered in a carbon column or Merrill-Crowe circuit.

     "leach pad" A large impermeable foundation or pad used as a base for ore during heap leaching. The pad prevents the leach solution from escaping out of the circuit.

     "mill" A plant where ore is ground, usually to fine powder, and the metals are extracted by physical and/or chemical processes.

     "mineralization" Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

     "ore" A metal or mineral bearing rock or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

     "ounces" Troy ounces.

     "probable reserves" Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

     "production" The exploitation of a mineral deposit or reserve.

     "proven reserves" Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that the size, shape, depth and mineral content of reserves are well-established.

     "reserve" That part of a mineral deposit which could be economically extracted or produced at the time of the reserve determination.

     "resource" Mineralization that may not be known to be currently mineable and recoverable at a profit. A resource may require additional drilling, sampling and geologic modeling, or a change in technical criteria or economic conditions in order to become a proven and probable reserve.

     "stripping ratio" The ratio of tonnage of waste material removed to allow the mining of one ton of ore in an open pit.


                              CAUTIONARY STATEMENT

     Certain statements in this Annual Information Form, including, without limitation, statements in "Item 3: Narrative Description of the Business" relating to reserves, refining and marketing, hedging policy, expected operating results at the Company's mines and the mine plan at El Penon, and in "Item 5:
Management's Discussion and Analysis," constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 [United States]. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors are set forth in "Item 3: Narrative Description of the Business - Risk Factors" and elsewhere in this Annual Information Form, and include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of ore reserves, mineral deposits and ore grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of common shares, dilution and certain anti-takeover effects.


                              ITEM I: INCORPORATION


Incorporation

     Meridian Gold Inc. ("Meridian" or the "Company") is a Canadian corporation that was incorporated on February 28, 1996 as 3232701Canada Inc. under the Canada Business Corporations Act. By articles of amendment, the Company subsequently changed its name to Vulcan Gold Inc. (April 30, 1996), and Meridian Gold Inc. (June 5, 1996). On July 22, 1996, Meridian Gold Inc. and 3280837 Canada Inc. amalgamated under section 185 of the Canada Business Corporations Act, becoming corporation number 328084-5. On December 31, 1999, Meridian Gold Inc. (328084-5) and a former subsidiary of the Company, Meridian Gold Canada Inc. (326920-5) amalgamated under section 185 of the Canada Business
Corporations Act, becoming Meridian Gold Inc. (877246322). Unless otherwise indicated or the context otherwise requires, references to Meridian or the Company herein include Meridian Gold Inc., or where appropriate, its predecessor and its subsidiaries.

     Meridian's predecessor, FMC Gold Company ("FMC Gold"), was formed as a Delaware corporation in 1987 through a combination of FMC Corporation's North American Precious Metals interests. In June 1987, FMC Gold issued 7.5 million shares of common stock to the public and FMC Corporation held the remaining shares. In May 1990, FMC Gold issued 8.0 million shares of common stock to acquire the original Meridian Gold Company, a wholly-owned subsidiary of Burlington Resources. FMC Corporation held the remaining 58.8 million shares of common stock, or 80% of the outstanding shares of FMC Gold, at that time. Meridian was incorporated in Canada in February 1996, and, upon completion of a reincorporation in July 1996, Meridian became the successor to the business of FMC Gold. In connection with this reincorporation, FMC Gold shareholders received one share of Meridian common stock ("Common Shares") and a $0.02 per share return of capital, totaling approximately $1.5 million, in exchange for each share of FMC Gold common stock. Additionally, FMC Corporation sold its 80% interest in Meridian through a public offering in Canada of Meridian's Common Shares in July 1996. Concurrent with FMC Corporation selling its interest in Meridian, FMC Corporation made a capital contribution to Meridian totaling approximately $3.7 million. The FMC Gold shares were subsequently canceled.

     The Company's registered office is located at Ernst & Young Tower, 222 Bay Street, Suite 1800, Toronto, Ontario, Canada, M5K 1H6, and the executive office is located at 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89511-8997.

         Subsidiaries

     A significant portion of Meridian's business is carried on through subsidiaries. A chart showing the names of these subsidiaries and their respective jurisdictions of incorporation is set out below. All subsidiaries in the chart are 100% owned unless otherwise noted.

         Meridian Gold Company                              Delaware
                Meridian Gold (Delaware) Inc.               Delaware
                Meridian Beartrack Company                  Montana
                Meridian Jerritt Canyon Corporation         Delaware
                Meridian Minerals Corporation               Delaware
                Meridian Rossi Corporation                  Delaware
         Meridian Gold Holdings (Cayman) Limited            Cayman Islands
                Meridian Subco I Limited                    Cayman Islands
                Meridian Subco II Limited                   Cayman Islands
                       Compania Minera Meridian*            Chile
         Meridian Gold Holdings II (Cayman) Limited         Cayman Islands
                Subco III (Argentina) Limited               Cayman Islands
                Subco IV (Peru) Limited                     Cayman Islands
                       Minera Meridian Peru S.A.C.          Peru
         Meridian Gold (Barbados) Limited                   Barbados

         * Formerly Minera Meridian Limitada.



                   ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Company

     The Company has been engaged in the mining and exploration of gold and other precious metals since 1981. Meridian's principal revenue producing properties are its Beartrack Mine (100% ownership) located near Salmon, Idaho, and the Jerritt Canyon mine (30% ownership) located near Elko, Nevada. The Company also has a mine in Chile (the El Penon mine) which began commercial production in January of 2000, as well as advanced stage exploration programs in Chile and Nevada. Early stage exploration programs are being conducted primarily in Chile, Mexico, Peru and Argentina.

     The Company has produced over 4.0 million ounces of gold from five mine sites since 1981. Since 1986, the Company has continuously produced at least 150,000 ounces of gold annually from mining operations either directly or through joint ventures. In 1999, the Company produced 241,660 ounces of gold from the Beartrack and Jerritt Canyon mines. El Penon produced 21,000 ounces between September 1 and December 31, 1999.

     As of December 31, 1999, Meridian had total proven and probable reserves of approximately 1.7 million ounces of gold, consisting of 1,233,000 ounces at El Penon, 456,000 ounces at Jerritt Canyon, and 45,000 ounces at Beartrack.

     The Company's strategy is to expand its proven and probable reserves as well as its mining and processing operations by (i) developing existing producing properties and pursuing advanced stage exploration properties, (ii) discovering new properties through its exploration program and (iii) making selective acquisitions.

                  ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS


Reserves

     Although the Company has carefully prepared and verified its calculations of the ore reserves presented below and elsewhere in this document and believes that its methodology has been confirmed through mining experience, such figures are estimates and no assurance can be given that the indicated level of gold will be produced. Gold price fluctuations may subsequently render ore reserves containing comparatively lower grades of gold mineralization uneconomic. Additionally, short-term operating factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different ore types, may cause reserves to be modified in the future.

     The Company's internal estimates of proven and probable reserves as of December 31, 1999 and December 31, 1998 are as follows:



                                    Gold Ore Reserves (Proven and Probable) (1)

                                       December 31, 1999                               December 31, 1998
                         ----------------------------------------------    -------------------------------------------
                         Ore Tonnes (2)        Grade         Gold (3)      Ore Tonnes (2)        Grade       Gold (3)
                         --------------        -----         --------      --------------        -----       --------
                                             (grams per        (oz)                            (grams per      (oz)
                                               tonne)                                            tonne)
                                                        (in thousands, except grades)
El Penon                     4,780                8.02          1,233             4,657            5.97          894

Jerritt Canyon (4)           1,830                7.75            456             1,928            7.71          479

Beartrack (5)                  970                1.60             45             5,729            1.54          284
                                                                -----                                           -----
Total                                                           1,734                                          1,657

__________________________________

     (1) Reserve estimates for December 31, 1999 and 1998 were based on assumed prices of $300, except for Beartrack's reserves as of December 31, 1998 which were calculated using a gold price of $325. Meridian's ore reserves are relatively insensitive to a moderate change in gold price. Beartrack's reserves were audited in 1998 by Mine Reserve Associates. The 1999 year-end reserves at Jerritt Canyon and El Penon have been audited by the following independent engineers:


            o        Jerritt Canyon             Mine Reserve Development Inc.


            o        El Penon                   Western Services Engineering


     (2) Based on optimized mine plans, which incorporate as necessary the impacts of dilution and access for Meridian's operations.


     (3) Contained ounces exceed recoverable ounces due to metal losses experienced during the extraction process. Precious metal recoveries are dependent on the process used, grade of ore and metallurgy. Estimated gold recoveries are as follows: Jerritt Canyon mill ore - 90%; Beartrack heap leach ore - 56%, El Penon mill ore - 95%. These estimated recoveries have not been reflected in the table above.


     (4) This data represents solely the Company's 30% share of the reserves of the Jerritt Canyon Joint Venture.

     (5) At December 31, 1999, the Beartrack mine had approximately 21.1 million tonnes containing approximately 36,000 ounces of gold on the heap leach pad. These ounces have not been included in Beartrack's ore reserves. Ore grade reported is based on fire assay.


                                            Reconciliation of Reserves
-------------------------------------------------------------------------------------------------------------------
                       Dec. 31, 1998       Ounces Mined in 1999      Increase (Decrease)    Dec. 31, 1999 Reserves
                     Gold       Silver      Gold        Silver        Gold        Silver      Gold         Silver
                    Ounces      Ounces     Ounces       Ounces       Ounces       Ounces     Ounces        Ounces
                   -------     -------     ------       ------       ------       ------     ------        ------
Beartrack              284                    170                       (69)                     45
Jerritt Canyon         479                    126                       103                     456
El Penon               894      14,402         90        1,316          429        6,216      1,233        19,302
Total                1,657      14,402        386        1,316          463        6,216      1,734        19,302



Exploration

     The following table presents the Company's historical exploration expenditures for the years ended December 31, 1999 and 1998. The amounts stated for Jerritt Canyon represent the Company's 30% interest in the Jerritt Canyon Joint Venture.

                            Exploration Expenditures

                                                       Year Ended December 31
                                                    ----------------------------
                                                             1999          1998
                                                             ----          ----

                                                           (in thousands)
   Beartrack.....................................            $ 55        $ 134
   Jerritt Canyon................................           2,199          891
   Rossi.........................................             ---          218
    El Penon ....................................           2,483       10,277
   Other U.S. exploration........................           1,175        1,556
   Other foreign exploration.....................           4,336           57
                                                            -----           --

   Total.........................................         $10,248      $13,133
                                                          =======      =======
___________________________________

Uses of Gold

     The principal uses of gold worldwide are bullion investment and product fabrication. Product fabrication encompasses a broad spectrum of end uses, the most significant of which is the production of jewelry. Other fabrication uses include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Refining and Marketing

     Gold is traded as a commodity and can be easily sold in numerous markets throughout the world at readily determinable prices. Due to the large number of potential gold purchasers, the Company is not dependent upon any one customer for its sales. The Company's gold and silver dore production is currently purchased by refiners in Europe and the United States. Sales were to three refiners in 1999 and to two refiners in 1998, each constituting 10 percent or more of consolidated sales. The Company believes that several other refiners would be willing to purchase the Company's production if any of the current customers should discontinue buying from the Company.

Hedging Program

     In the past, the Company has typically sought to protect itself from downward fluctuations in the market price of gold by entering into put option contracts. Put options establish a minimum sales price for the production covered by such contracts, while allowing the Company to participate in any price increases above the strike price of such options.

     Pursuant to the requirements of the Standard Bank loan facility described in note 6 of the Notes to Consolidated Financial Statements of the Company's 1999 Annual Report, the Company instituted an expanded hedge program in 1999, consisting of gold fixed forwards and silver forwards. Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices.

     For a detailed discussion of the Company's hedge position at December 31, 1999, see note 13 in the Notes to Consolidated Financial Statements of the Company's 1999 Annual Report.

     Due to the exceptional performance of the El Penon mine and the high resource to reserve conversion reported during the first quarter of 2000, the Company was able to reduce its hedge position by 129,000 ounces to 356,000 ounces of gold with an average price of $312 per ounce, all at a fixed lease rate. As of April 25, 2000, the Company's gold hedging position is as follows:


                  Year                     Gold Price                   Ounces
                  ----                     ----------                   ------

                  2000                     $306                          63,832
                  2001                     $308                          73,500
                  2002                     $312                          67,651
                  2003                     $314                          81,103
                  2004                     $318                          69,846

                  Total/Avg                $312                         355,932

     The nature and extent of future gold and silver hedging by the Company is dependent upon its continuing assessment of gold market conditions and other factors. Due to changes in market conditions and other factors, there can be no assurance as to the future success of the Company's hedge program. The Company may, in the future, utilize alternate hedging vehicles or discontinue its hedging program entirely, as circumstances warrant.

Risk Factors


     The following is a brief discussion of those distinctive or special characteristics of Meridian's operations and industry which may have a material impact on, or constitute risk factors in respect of, Meridian's future financial performance:

         Fluctuations in the Market Price of Precious Metals

     The profitability of the Company's operations is directly related to the market price of gold and silver. The prices of gold and silver have fluctuated widely in the past, particularly in recent years, and are affected by numerous factors, including expectations of inflation, the relative exchange rate of the U.S. dollar, speculative activities, global and regional demand and production, political and economic conditions and production costs in major producing regions. The Company is unable to predict the aggregate effect of these factors, all of which are beyond the Company's control. If, as a result of a decline in the price of gold or silver, the Company's marginal revenues were to fall below and remain below the marginal costs of production at any particular mine for any significant period, the Company could experience losses at that mine and as a result may determine that it is not economically feasible to continue commercial production at that mine.

         Mining Industry Risks

     The exploration for and development of mineral deposits involves a high degree of risk which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, precious metal prices which are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

         Recent Operating Losses

     The Company has incurred net operating losses of $15.0 million and $41.9 million for the years ended December 31, 1999 and 1998, respectively. There can be no assurances that the Company will achieve net operating profits in the future.

         Uncertainty of Title to Properties

     The validity of unpatented mining claims on U.S. public lands, which constitute a large portion of the Company's U.S. property holdings, is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's property interests are subject to various uncertainties which are common to the industry, with the attendant risk that some titles, particularly on undeveloped properties, may be defective. However, the Company is not currently aware of any existing title uncertainties which would be material to the Company's overall operations or financial condition with respect to the Company's operating properties or any other property it currently has targeted for development. As a result of the potential uncertainty of title to mining and exploration properties and the large number of properties which are ultimately abandoned, expenditures with respect to any particular property to establish the Company's rights therein are directly related to the level of current interest in such property and the extent and results of previous expenditures. The Company's level of interest in any particular mining claim, and related title expenditures, will in turn vary depending upon whether and the extent to which exploratory drilling and other exploration activities have been or will be conducted, the results of such drilling and other indices of mineralization at such claim as indicated through other geological, geophysical, geostatistical and related procedures. Expenditures to establish the Company's rights will generally not be significant until such time as extensive drilling is planned, and such expenditures often continue even after proven or probable reserves have been established.

     The mining code of Chile provides for transfer of titled mineral rights to a claimant, domestic or foreign, upon completion of a specified process. In Chile, the law permits corporations to hold title to their mining concessions in their names. However, under Chilean mining law, the beneficiary of a mining exploration concession is required to take legal measures to transform its mining exploration concession into a mining exploitation concession, in accordance with the mining code. If such measures are not taken by the Company, or if the annual fees for mining concessions are not paid each year, the Company can lose its title over its mining concessions, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In Chile, the Company maintains title in its name to its properties and believes that it has completed the requisite title processes. Although the Company believes it has taken reasonable measures to ensure proper title to its mining concessions in Chile, there is no guarantee that title to any of its mining concessions could not be challenged by a third party, which may have valid claims underlying portions of the Company's interests.

         Risk Associated with Foreign Operations

     The Company currently has investments and exploration projects in Chile. These investments and projects, as well as any other investments or projects made or undertaken in the future in other developing nations, are subject to the risks normally associated with conducting business in such countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Although the Company has not experienced any significant problem in its Chilean operations arising from such risks, there can be no assurance that such problems will not arise in the future. Foreign investments may also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

         Environmental Risks and Hazards

     All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason or the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

         Proposed Legislation Affecting the Mining Industry

     During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation has been proposed but not passed before the United States Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims, and enact new reclamation regulations, environmental controls and restoration requirements. The royalty proposals range from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns. The extent of any such changes that may be enacted is not presently known, and the potential impact on the Company as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of development of operating mines on the federal unpatented mining claims held by the Company. A majority of the Company's proven and probable ore reserves in the U.S. are located on unpatented U.S. federal lands. The Company's financial performance could therefore be materially and adversely affected by passage of all or pertinent parts of the proposed legislation.


         Governmental Regulation of the Mining Industry

     The exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

         Properties Without Known Mineable Reserves

     Certain of the Company's properties are in the exploration stage and it has not yet been determined whether these properties contain ore reserves that are economically recoverable. The activities of the Company will continue to be directed towards the search for, evaluation and development of mineral deposits. There is no assurance that the expenditures of the Company will result in discoveries of commercial ore bodies. Furthermore, there can be no assurance that the Company's estimates of future exploration expenditures will prove accurate, and actual expenditures may be significantly higher than currently anticipated.

         Uncertainty as to Calculations of Ore Reserves, Mineral Deposits and Ore Grades

     There is a significant degree of uncertainty attributable to the calculation of ore reserves, mineral deposits and corresponding ore grades. The Company has calculated its proven and probable reserves internally and these calculations have been audited by independent engineering firms. Until the ore is actually mined and processed, ore reserves, mineral deposits and ore grade must be considered as estimates only. Consequently, there can be no assurance that any ore reserve, mineral deposits or ore grade information contained in this Annual Information Form will prove accurate. In addition, the quantity of ore reserves and mineral deposits may vary depending on mineral prices and other factors. Any material change in reserves, ore grades or stripping ratios may affect the economic viability of the Company's projects. Furthermore, reserve and mineral deposit information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

         Requirement of Additional Financing

     Future development of the Company's properties may require additional financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favorable to the Company.

     (Financing for the development at El Penon is discussed in note 6 of the Notes to Consolidated Financial Statements of the Company's 1999 Annual Report, which is incorporated herein by reference.)

         Uninsured Risks

     The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against in each case include environmental pollution, earthquake damage, mine floodings or other hazards against which mining companies generally cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Company's business, financial condition and results of operations.

         Risk of Hedging Strategies

     In order to mitigate some of the risks associated with downward fluctuations in gold prices, the Company has in the past, has presently, and may in the future use various price hedging strategies, such as selling future contracts for gold, or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such price hedging strategies based upon current market conditions. No assurance can be given, however, that the use of price hedging strategies will always benefit the Company. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough gold to satisfy its forward delivery obligations, causing the Company to purchase gold in the spot market at higher prices to fulfill its delivery obligations. See "Item 3: Narrative Description of the Business - Hedging Program" for further discussion of the Company's hedging program.

         Competition

     Because mines have limited lives based on proven ore reserves, the Company is continually seeking to replace and expand its reserves. The Company competes with other mining companies in connection with the search for and acquisition of properties producing or capable of producing gold and other precious metals. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for success in the future.

         Dependence Upon Key Management Personnel

     The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

         Potential Volatility of Market Price of Common Shares

     Both the Canadian and U.S. stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. In addition, the market price of the Common Shares may be highly volatile. Factors such as the price of gold and precious metals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions affecting other exploration and mining companies may have a significant effect on the market price of the Common Shares. Moreover, it is likely that during future quarterly periods, the Company's results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Common Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Dilution

     The Company's Certificate and Articles of Amalgamation, as amended, provide that the Company has an unlimited number of authorized Common Shares and Preference Shares that may be issued. Under applicable Canadian law, shareholder approval is not generally required for the Company to issue shares of either class of capital stock. Moreover, the Company has various commitments that could require the issuance of a substantial number of additional Common Shares as follows: exercise of stock options outstanding under the Meridian Gold Inc. 1999 Share Incentive Plan, and issuance of Common Shares pursuant to a Shareholders Rights Plan, which is triggered by a "Take-over Bid" meeting certain criteria. For additional details, see "note 12: Share Capital" in the Company's 1999 Annual Report to Shareholders, which is incorporated herein by reference.

         Certain Anti-Takeover Effects

     The Company has established a Shareholder Rights Plan, which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Plan may result in holders of the Common Shares receiving a premium over the prevailing market price for their shares in a change of control transaction.

     For further discussion of the Plan, see "note 12: Share Capital" in the Company's 1999 Annual Report to Shareholders, which is incorporated herein by reference.

         The Year 2000 Issue

     Reference is made to page 23 of the 1999 Annual Report to Shareholders, which is incorporated herein by reference.





Property Interests in the United States

     Mineral interests in the United States are owned by U.S. federal and state governments and private parties. In order for the Company to explore or develop a prospective mineral property that is owned by a private party or by a state, it must enter into a property or mineral rights acquisition agreement. The Company may also acquire rights to explore for and produce minerals on U.S. federally-owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated U.S. federal land pursuant to procedures established principally by the General Mining Law of 1872, as amended (the "General Mining Law") and the Federal Land Policy and Management Act of 1976 (or the acquisition of previously located mining claims from a private party as described above). These laws and regulations generally provide that a citizen of the United States (including a U.S. corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon unappropriated U.S. federal lands, provided that such lands have not been withdrawn from mineral location (which would include, for example, lands included in national parks and military reservations and lands designated as part of the National Wilderness Preservation System). This right can be freely transferred and is protected against appropriation by the government without just compensation. Also, the claim locator acquires the right to obtain a patent (or deed) conveying fee title to his claim from the U.S. federal government upon compliance with certain additional procedures.

     The majority of the Beartrack proven and probable ore reserves are located on patented mining claims owned by the Company; the balance of the reserves are located on unpatented mining claims which the Company owns or leases. Substantially all of the Jerritt Canyon proven and probable ore reserves are located on unpatented mining claims owned or leased by the Jerritt Canyon Joint Venture. The Jerritt Canyon mill is located on land owned by the joint venture. Substantially all of the Rossi gold exploration operations are being conducted on unpatented mining claims owned by the joint venture.

Property Interest in Chile

     In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for under Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

         Mining concessions are of two types:

     (i) An Exploration Concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid.

     (ii) An Exploitation Concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax. The Company holds Exploitation Concessions for all of the land on which current El Penon reserves are located.

     The holder of an Exploration Concession has the exclusive right to initiate the procedure to obtain an Exploitation Concession within the boundaries and during the time period of the Exploration Concession. The holder of each type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation to be paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court. The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions.

     The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The judge has an active role, and the proceeding may become contentious in some cases (i.e., in the event of third party opposition to the survey petition).

     The acquisition of mineral interests from parties which already have registered mining concessions is also considered to be a normal vehicle for initiation of mining activities in Chile. The execution of an option or promise purchase contract regarding existing mining concessions may enable an interested party to develop exploration or exploitation mining work in a given area already legally protected. Chilean law also enables the party interested in acquiring a mining concession to enter into a variety of different contractual arrangements (i.e., deferred installment payments or undertaking to carry out exploration activities as payment of the purchase price) in contemplating the option to purchase or abandon the mining concession.

Employees

     As of December 31, 1999, the Company had a total of approximately 380 employees, with approximately 120 employees working on site at the Beartrack property. At the Jerritt Canyon property located near Elko, Nevada, there are approximately 385 employees, all of which are employees of the Jerritt Canyon Joint Venture, not of the Company. There are approximately 230 employees in Chile who are employees of Compania Minera Meridian, a wholly-owned indirect subsidiary of the Company. None of the employees are covered by a collective bargaining agreement. The Company believes that its relationship with its employees is good.

Description of Properties

     Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Statement" on Page 4 of this Annual Information Form.

     Meridian has three principal producing properties, Beartrack (100% ownership) located near Salmon, Idaho, and Jerritt Canyon (30% ownership) located near Elko, Nevada, and a newly completed mine, El Penon, in Chile (100% ownership). In addition, the Company has advanced stage exploration programs underway in Chile (at El Penon) and in Nevada (at Rossi), and early stage exploration programs underway primarily in Chile, Peru and Mexico.

Beartrack

         History, Location, Size and Access

     The 100 percent-owned Beartrack mine is an open pit operation with a heap leach facility located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. The Beartrack property comprises approximately five square miles of patented and unpatented mining claims. The Company owns the mineral rights to approximately 85 percent of the present proven and probable reserves at Beartrack by its ownership of patented mining claims. The remaining reserves are being mined from unpatented mining claims which the Company owns or leases, a portion of which is subject to a 3 percent net smelter return on production. Access from Salmon, Idaho to the Beartrack property is by 34 miles of county and U.S. Forest Service gravel roads.

     The open pit mining operation at Beartrack commenced in August 1994 and concluded in March 2000. Operations at this time are limited to the cyanide heap leach facility, described below.

         Heap Leach Facility

     Beartrack ore is processed in a cyanide heap leach facility. The heap leach pad has been constructed in four phases. Each heap leach phase area is one continuous plastic lined pad surface constructed on a prepared compacted clay foundation protected by a three foot layer of 3/4 inch crushed ore. Each phase of the pad has a network of solution collection pipes placed on top of the liner to collect the pregnant gold solution from individual heap cells. Diluted sodium cyanide solution is applied to the heap surface; two ponds are used to collect the solution as it flows from the heap. One pond is used for normal operating conditions and a larger overflow pond has been constructed to provide additional solution storage under unusual circumstances, such as during periods of especially heavy precipitation or snowmelt. These ponds are designed to provide sufficient storage capacity for all phases of heap operations.

     The mineral-laden, or "pregnant" solution is pumped from the collection pond through a series of carbon adsorption tanks where contained values of gold and silver adsorb onto activated carbon. The loaded carbon is stripped and precious metals recovered, melted and cast as dore. The dore bars are sold to an off-site refinery for final production of gold and silver.

         Recent Operations

     As of December 31, 1999, Beartrack contained approximately 0.97 million tonnes of ore containing 45,000 ounces of proven and probable gold reserves, compared to 5.7 million tonnes of ore containing proven and probable gold reserves of 284,000 ounces as of December 31, 1998. Gold production in 1999 at Beartrack was 133,000 ounces, compared with 110,000 ounces produced at Beartrack in 1998. Cash costs were $140 per ounce in 1999, down $80 per ounce from 1998, due primarily to improvements in mining productivity. As of March 22, 2000, all reserves at Beartrack have been exhausted and mining operations have concluded. Heap leaching at the property is expected to continue throughout 2001.

     A total of 4.9 million tonnes of ore were mined and delivered to the leach pad in 1999, up from 4.2 million tonnes in 1998, due to improvements in mining productivity in 1999. The average grade of the ore mined in 1999 was 1.1 grams per tonne, up from 0.8 grams per tonne in 1998.

     No significant exploration work was done on the Beartrack property or on surrounding properties during 1999.

Jerritt Canyon

         History, Location, Size and Access

     The Jerritt Canyon mine, consisting of a number of underground and open pit mines, is located 57 miles northwest of Elko, Nevada. The Company participates in the Jerritt Canyon property with Anglogold (Jerritt Canyon) Corp. ("Anglo"), which currently operates the mine. Since the discovery of Jerritt Canyon by Meridian geologists in 1972, the mine has produced over 5.4 million ounces of gold (100%).

     Development and mining activities take place at Jerritt Canyon on various orebodies within the 120-square-mile claim block, which includes both private and public lands. Property interests at Jerritt Canyon include owned or leased unpatented claims and surface rights. None of the areas currently being mined or developed are subject to royalty payments. The main access to the property is by a paved state highway from Elko.

         Joint Venture Agreement

     Pursuant to the joint venture agreement governing the Jerritt Canyon Joint Venture, Anglo acts as manager of the project and conducts all mining and processing, exploration, drilling and related operations. However, as a 30% participant, the Company is actively involved in budgeting, production and exploration. Each participant has the right to take in kind or dispose of its individual interest in all ore and minerals extracted from the Jerritt Canyon properties. Joint venture costs are allocated to each participant in proportion to its interest. The Company also pays Anglo a management fee of 2.0% of the Company's share of the joint venture's gross revenues.

     Although Anglo has the authority to make most decisions with respect to daily operations of Jerritt Canyon, approval of the Company is required for the annual operating budget and exploration program, as well as any major capital expenditures.

     Pursuant to the joint venture agreement, a transfer of the interest of either joint venture participant in the joint venture to any non-affiliate is subject to a good faith right of first negotiations with the other for the sale to the other party of such interest. Unless otherwise terminated by mutual agreement, dissolution or insolvency, the joint venture agreement for Jerritt Canyon will remain in effect until June 17, 2026 or for such longer periods as exploration, development or production by the joint venture continues.

         Geology and Mining

     Gold mineralization at Jerritt Canyon has historically occurred at varying depths, making both open pit and underground mining practical on the property. However, open pit mining at the property ended in 1999 with completion of the DASH open pit. Exploration results indicate that the most promising deposits for future mining on the property lie at depths dictating the use of underground mining methods.

     Mining at Jerritt Canyon commenced in 1981 and was conducted from both open pit and underground sources. Currently, all mining is from underground sources. The selection of mining method depends upon numerous factors, such as the depth of the deposit, geometry of the ore body, the grade and quantity of gold in the deposit, the ore type of the deposit, and the economics of mining and processing compared to the expected gold price during the orebody's life.

     Underground mining began at Jerritt Canyon in 1994, and over the past few years has grown to be the sole source of ore at the property. Current ore reserves at Jerritt Canyon are completely underground, where the costs of development and extraction are greater than in traditional open pit methods on a per ton of ore basis, which is mitigated by the higher ore grades obtained.

     Underground mining includes cut and fill methods, either bench and fill or underhand drift and fill. Drifting and mining are conducted in either 15 by 15 foot or 12 by 12 foot openings. An engineered cemented backfill material is used for most ground support. The basic mine layouts comprise a main access decline, at 12.5% gradient, suitable for truck haulage. Mining stopes are primarily transverse to the strike of the deposit and mining begins at the center of the ore zone. Primary stopes are then mined to the ore extremities, followed by the secondary and the tertiary stopes. The physical ore zone features include varying thickness, undulating waste-ore contacts, assay walls, irregular continuity, and variable tonnage per foot of strike length.

     Exploration drilling in 1999 was most successful in the Mahala Basin area. This area lies southeast of the SSX mine and southwest of the Smith mine area, which is being developed by a new decline from the bottom of the DASH open pit. This decline will access new reserves in the Coulee and "170" deposit areas. At Mahala Basin, new mineralization encountered by drilling is probably controlled by northwest trending faults and northeast cross faults. Additional drilling is planned for 2000 to better define the mineralization.



         Milling

     Ore is hauled from the underground mines and sub-grade stockpiles and stockpiled at the mill for processing. The haul distance ranges up to 15 miles depending on the mine source.

     At the Jerritt Canyon mill, the extraction facility processes carbonaceous ore in a dry grinding roasting circuit. Although the facility has achieved higher processing rates, the circuit has a design capacity of approximately 3,630 tonnes per day. At the dry mill, ore is crushed and dried, and then finely ground and mixed with coal. This mixture is introduced into the tops of two fluid-bed roasters. The ore is heated and brought into contact with oxygen-rich gases that oxidize the sulfide and carbon compounds. The gases produced in the roasting process pass through a scrubbing system to control emissions. The roasted ore goes to a quench tank to cool and then to a thickener to increase the density of the slurry before entering the CIL tanks. Sodium cyanide is then used to dissolve the gold from the ore slurry and the gold is absorbed onto activated carbon.

     Gold from the CIL circuit is removed from the carbon using a carbon stripping process which involves the use of hydrochloric acid, sodium hydroxide and sodium cyanide. Gold is recovered from the stripping solution using the Merrill-Crowe process, which utilizes zinc powder to precipitate the gold. The gold precipitate is reacted with nitric acid to remove the excess zinc, retorted to collect the minor quantity of contained mercury in the precipitate, melted, and then cast into dore bars which are ultimately sold to outside refineries for further processing into gold products.

     Tailings from the milling process are deposited in a clay-lined impoundment pond.

         Recent Operations

     In 1999, Meridian's 30 percent share of gold production was 109,000 ounces, slightly higher than the 105,000 ounces produced in 1998. Ore grades in 1999 and 1998 were 8.6 and 8.7 grams per tonne, respectively. Mining activities in 1999 were focused at the Murray and SSX underground mines, while open pit operations ceased with the completion of the DASH open pit mine. Cash cost per ounce increased to $191 in 1999 from $187 in 1998.

     As of December 31, 1999, Meridian's 30% share of proven and probable gold reserves was approximately 1.8 million tonnes of ore containing 456,000 ounces of gold, versus 1.9 million tonnes of ore containing 479,000 ounces of gold as of December 31, 1998.



El Penon

         History, Location, Size and Access

     The El Penon property in Chile was the result of a grass-roots discovery made by Meridian geologists during the initial stages of opening a new exploration office in Chile in 1993.

     The El Penon property is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta. The main access to the property is via a 40 kilometer paved road connecting the property to the Escondida Highway, with alternative access via a 40 kilometer gravel road from the Pan American Highway. The property is comprised of approximately 413,500 square kilometers of contiguous mineral concessions situated at an elevation of 1,800 meters. The El Penon project is situated on concessions wholly owned by Compania Minera Meridian. The Company has granted a net smelter return to a private Chilean company on production from previously leased property. The royalty is on a sliding scale, depending on the price of gold, ranging from 1% to 3%. No royalty is payable on land claimed by the Company, where more than 95% of the current reserves are located.

         Geology and Mining

     Economic concentrations of gold and silver at El Penon occur within volcanic hosted epithermal quartz veins and breccias. Typically, the ore deposits exhibit long strike length and range up to 24 meters in thickness with near-vertical dip. The hanging and footwall rocks are tuffs, rhyolites and andesites.

     Mineralization is dominated by gold and silver. Other deleterious elements and heavy metals rarely occur in concentrations above background levels for epithermal deposits. Mercury and arsenic are present only at very low concentrations. Gangue minerals within the ore are predominantly quartz, adularia and iron sulfides. Gold is present as free electrum or in association with pyrite. Visible gold is not uncommon. Silver occurs as electrum, silver sulfides and silver sulfosalts.

     The depth of oxidation is variable, but generally extends 250 to 300 meters below ground level. The majority of the ore is oxidized with the exception of the southern, deeper extensions of the Quebrada Orito system.

     The structurally controlled veins at Quebrada Orito have experienced post-mineralization movement, resulting in a tectonized fabric within the ore zones that locally affects the footwall rocks. Continuity of the ore zones has not been significantly disrupted by the post-mineral movement.

     Mining of the ore bodies at El Penon will be by open pit and underground methods.

     Open pit mining will occur where the ore zones are near the surface and of sufficient size. Five small open pits are planned for Quebrada Orito and Cerro Martillo zones of the property. Three of the five open pits were completed prior to year end, providing ore for mill commissioning during ramp-up of underground production. Mining was by contract with the Chilean mining contractor ICV. All open pit mining has currently ceased but will resume in the later years of the mine life as underground reserves are exhausted.

     Mechanized underground mining began late in the fourth quarter. Future underground mining will utilize a variety of methods dependent upon the geometry of the ore zone. Access to the mining areas is via three declines. Extraction of ore is accomplished by drift and fill, bench and fill and back stoping (resuing) methods. Backfill will be placed to facilitate mining of subsequent stopes;
cemented backfill will be used in mining areas adjacent to existing stopes. Cemented backfill is prepared on the surface with a dedicated batch plant.

     Ground conditions are generally good, with many of the access openings requiring no support. Within the stopes ground support is predominantly shotcrete. In fractured ground, support will be provided by a combination of cemented rebar bolts, mesh and shotcrete, depending upon the degree of fracturing.

     The planned underground production rate is 2,000 tonnes per day. Quebrada Orito and Quebrada Colorada will supply approximately 1,500 and 500 tonnes per day, respectively. All underground development is in place for mining of the reserves scheduled for 2000. Underground mining will be by contract with Constructora Gardilcic, who supplied contract services for construction of the underground development. The mining contract has an initial term of three years, with available provisions to extend for an additional two years. Under the terms and conditions of the contract Meridian will perform all mine engineering functions as well as providing additional front-line supervision, for quality control purposes. Meridian provides power and water; all other costs of production are included in the contract cost structure. Payment is based upon volume and includes provisions for quality.

     Current life of mine plans call for exploitation of proven and probable reserves of 4.8 million tonnes with an average grade of 8.0 grams per tonne gold and 126 grams per tonne silver, containing 1.23 million ounces of gold and 19.3 million ounces of silver over a 6.5 year mine life. Additional mineralization has been identified at similar or higher grades, which is expected to be converted to mineable reserves and consequently add significant mine life.

         Milling

     Processing of the ore at El Penon involves primary jaw crushing, SAG milling, gravity concentration for coarse gold and silver, thickening, cyanide leach, counter current decantation, tails thickening and filtration, Merrill-Crowe precipitation and smelting to produce gold and silver dore. Filtered tailings are stacked in compacted lifts, where proprietary cyanide destruction technology is employed to reduce cyanide levels to below permitted levels.

     Average gold and silver recoveries are expected to be approximately 95% and 88%, respectively.

     The milling circuit is designed to process 2,000 tonnes per day at a target grind size of 105 microns. Operational flexibility is enhanced by a crushing capacity which is nearly double that of the mill. Meridian personnel operate and maintain the process area.

     Construction of the process facility took approximately ten months and was completed in September, 1999. Fluor Daniel Chile S.A. provided engineering, procurement and construction management for the project.

     Electrical power is supplied by a line connected to the national grid. Back-up diesel fired power generation for the operation of critical mill equipment is in place and operational. Long-term contracts for major consumables are in place, as are long-term sales contracts for the dore.

         Recent Operations

     Following a construction period of ten months, the El Penon mine began pre-commercial production on September 1, 1999. Commercial production began January 1, 2000, following a startup phase that went very well and required no capital modifications to reach designed throughput levels. The mill feed during this startup phase was primarily lower-grade ore from the Quebrada Orito open pit mines; the average ore grade processed during 1999 was 4.8 grams per tonne. Production for this period was approximately 21,000 ounces of gold and 214,000 ounces of silver. All operating costs and revenues for 1999 were capitalized as part of the project.

     Underground mine production is expected to reach mill design capacity by the third quarter of 2000; until then, the balance of the ore will be provided by the open pit ore stockpile. Quebrada Orito will provide the majority of the underground ore production, but due to its higher grades, Quebrada Colorada ore will provide nearly 50% of the planned ounces mined.



         Exploration

     Initial drilling on the property started in November 1993 and has continued through the present time. In 1999, 262 surface holes totaling 58,291 meters were drilled. This drilling included condemnation holes for mining facilities and exploration at approximately nine major target areas.

     The main target area was Quebrada Colorada, where drilling was used to better define a portion of the upper limit of the known mineralization, as well as to extend the mineralization along strike. Mineralization was extended along strike in both the north and south directions, and 140,000 ounces of gold and
3.3 million ounces of silver were added to the resource. These new zones extended the total length of the known mineralization to almost 2.5 kilometers.

     Two additional important targets were the El Valle and Discovery Wash resource areas west of Colorada Colorada. New surface drilling added 40,000 ounces of additional gold resource and increased the average grade of the resource from 6.2 g/t gold to 8.4 g/t (total resource 139,000 ounces of gold).

     Additional follow-up drilling remains to be completed on some of the other drill targets tested. This work will resume in 2000, along with drilling on other new targets.



Rossi

     The Rossi property is geographically situated between the Antelope and Boulder Creek drainages in the low rolling hills of the Sheep Creek Range, 26 miles northwest of Carlin, Nevada, and is part of the well-known Carlin Trend. Access to the property is by all-season gravel roads either through Boulder Valley or the Newmont Gold Company/Barrick Gold Corporation owned mining areas. The property is approximately 3.5 and 5 miles northwest of the Meikle (Barrick Gold Corporation) and Post/Betze (Barrick Gold Corporation/Newmont Gold Company) deposits respectively, and immediately adjacent to the recently operating Dee gold mine (Glamis Gold Ltd.). The land position encompasses 10.7 square miles of unpatented mining claims as well as patented mining claims on U.S. federally owned ground. The Company has rights to 100% of the precious metal bearing ores on the Rossi property.

     The most promising area drilled to date, referred to as the "STORM Resource Area," is located in the southern portion of the Company's claim block. In 1998, the Company completed a joint venture agreement with Barrick Gold Corporation to develop, operate, and further explore the Rossi property.

     The Meridian-Barrick joint venture agreement on the Rossi property was announced on September 14, 1998. The agreement creates an operating and exploration partnership on the Rossi property, with Barrick bringing substantial underground experience in similar rock and ground conditions and the constructed facilities necessary to process Rossi ore. Barrick's proven exploration results and thorough understanding of Carlin Trend geology should enhance the process of exploiting the gold potential of this 28 square kilometer claim block.

     Barrick will earn a 60% interest in the project by spending $15 million by June 6, 2003. Barrick must spend $10 million by June 6, 2001, with at least $5 million to be spent on grassroots exploration outside Meridian's identified STORM Resource Area, and $5 million to be spent on an underground program. If the Joint Venture mines ore from Rossi, Barrick is required to process up to 1,000 tons (short tons) per day at its nearby facilities; if the joint venture is terminated, Meridian retains the right to process up to 500 tons per day of Rossi material at Barrick's facilities, on a custom-milling basis. Currently, STORM contains mineralized material estimated at 2.5 million tonnes averaging
12.8 grams/tonne, for 1.01 million ounces of contained gold using a cut-off grade of 6.8 grams/tonne.

     As part of the underground program, a 1,039 meter decline was completed to access a portion of the STORM Resource for underground drilling. This decline was completed late in December 1999, along with 204 meters of additional ancillary underground development. The underground drilling program is scheduled to start in late January 2000, and 40 holes totaling about 4,250 meters are planned.

     Surface work consisted of trenching, detailed mapping and sampling, and completing 16 holes totaling 8,343 meters. These holes ranged between 300 and 830 meters and tested extensions of mineralization around the STORM Resource, as well as new targets elsewhere on the property. The most significant results were obtained around the "End Zone" portion of the STORM Resource, which was extended approximately 80 meters to the southwest. The best hole encountered 24 meters of
13.5 g/t gold, including 9 meters of 22.5 g/t gold. This portion of the resource will receive additional surface exploration and underground drill holes in 2000.


Legal Proceedings

     In October 1994, the Sierra Club Legal Defense Fund, Inc. ("Sierra"), on behalf of certain other organizations, filed a lawsuit in Federal District Court for the Western District of Washington at Seattle against the National Marine Fisheries Service ("NMFS") and other federal agencies for violation of the Endangered Species Act (the "Act"), alleging the NMFS' March 1994 biological opinion for the Beartrack mine project failed to satisfy the requirements of the Act. The Company joined the lawsuit as defendant-intervenor. In November 1995, the Court ordered the federal agencies to reinitiate consultation under Section 7 of the Act on the potential environmental impacts of the Beartrack mine project on threatened salmon or the designated critical habitat for salmon. The plaintiffs did not seek, and the Court did not impose, any injunction or other restriction on the operation of the Beartrack mine pending completion of such consultation. On November 17, 1995, the court closed the case.

     On March 12, 1999, the NMFS issued its new Biological Opinion for the Beartrack Mine Project. The Biological Opinion stated that the project is likely to jeopardize the continued existence of threatened Snake River spring/summer chinook salmon and steelhead, and is likely to result in the destruction or adverse modification of critical habitat for chinook salmon. The Biological Opinion also stated that the project is not likely to jeopardize the continued existence of Snake River sockeye salmon, and is not likely to result in the destruction or adverse modification of critical habitat for sockeye salmon. The NMFS further identified a reasonable and prudent alternative to allow the continuation of mining activity for the project without jeopardizing the continued existence of any listed species or resulting in the destruction or adverse modification of critical habitat for chinook salmon. The company is currently working with the appropriate regulatory agencies, including the U.S. Forest Service, responsible for implementing the reasonable and prudent alternative. The Forest Service also recently requested, on March 15, 2000, that the NMFS reinitiate consultation on the project to address, among other things, aspects of several of the reasonable and prudent alternative elements that duplicate existing regulatory requirements for the project.

     Following the issuance of the new Biological Opinion, on July 12, 1999, counsel for Sierra and the other plaintiffs wrote to the Federal District Court for the Western District of Washington and stated to the court that "[o]n March 12, 1999, the National Marine Fisheries Service concluded the reinitiated consultation and issued a biological opinion. . . After several years, this litigation is over." Counsel for the Company has inquired of the Judge's docket clerk as to the status of the litigation, and the Court's clerk indicated that this case was terminated on November 17, 1995 and no actions are currently pending.

     The Company sought and obtained from the U.S. Army Corps of Engineers (the "Corps") a permit authorizing dredging and filling of wetlands in connection with construction of the Beartrack mine under Section 404 of the Clean Water Act. That permit was set to expire on October 11, 1994. On June 16, 1994, the Company sought an extension of the permit under applicable regulations. Under those regulations, the filing of a request for extension operates to extend the permit until the agency acts upon the request for extension. As of the date of this report, the Corps has not taken action upon the Company's request.

     The Company sought and obtained from the U.S. Environmental Protection Agency ("EPA") a permit authorizing the discharge of water from the Beartrack Mine under Section 402 of the Clean Water Act. That permit was set to expire on October 30, 1996. On April 29, 1996, the Company sought an extension of the permit on the applicable regulations. Under those regulations, the filing of a request for extension operates to extend the permit until the agency acts upon the final request for extension. As of the date of this report, the EPA has not taken action upon the Company's request.

     The Company has certain other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.


               ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Reference is made to pages 21 and 40 of the 1999 Annual Report to Shareholders, which is incorporated herein by reference.

     Dividends are payable to shareholders at the discretion of the Board of Directors; no dividends were declared in either 1998 or 1999.


                  ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

     Reference is made to Management's Discussion and Analysis of Financial of Financial Condition and Results of Operations on pages 22 and 23 of the 1999 Annual Report to Shareholders, which is incorporated herein by reference.


                          ITEM 6: MARKET FOR SECURITIES

     Meridian's common shares are listed on both the Toronto and New York Stock Exchanges.

         U.S. Shareholders Only:

     The Company may potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code of 1986, as amended, depending upon whether (i) 75 percent or more of its gross income is passive income; or (ii) 50 percent or more of the average amount of its assets produce (or are held for the production of) passive income.

     The Company believes that it may be viewed as PFIC for the calendar years ended December 31, 1999 and 1998. The Company does not believe it was a PFIC for any prior years. The Company's determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situation. Although it is considered unlikely, there can be no assurance that the Company's determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record keeping requirements which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. Holder as to its potential PFIC status and income to be reported.

     If a U.S. Holder does not make an election with respect to a PFIC, such U.S. Holder may be subject to additional tax and to an interest charge upon receiving certain dividends from a PFIC, or upon the disposition of shares of a PFIC. The tax and interest charge are determined by allocating the distribution or gain over the U.S. Holder's holding period of the stock, imposing tax at the highest rate in effect for each tax year to which the excess distribution is allocated, and calculating interest on that unpaid tax.

     If the U.S. Holder makes a timely election either to treat a PFIC as a qualified electing fund ("QEF") or to mark-to-market any publicly-traded PFIC stock, the above-described rules generally will not apply. If a QEF election is made, a U.S. Holder would include annually in gross income his or her pro rata share of the PFIC's ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed.

     The mark-to-market election would cause a PFIC shareholder to include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock; or allow the shareholder a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. The shareholder's adjusted basis in the PFIC stock is increased by the amount included in income and decreased by any deductions allowed.

     The PFIC rules are exceedingly complex and, therefore, each U.S. Holder is encouraged and expected to consult his or her own tax advisor regarding the effect of the Company's potential PFIC status on such U.S. Holder.


                         ITEM 7: DIRECTORS AND OFFICERS

     Reference is made to the sections "Election of Directors" and "Statement of Corporate Governance Practices" on pages 2 through 5 of the Management Proxy Circular dated March 24, 2000 for information regarding the current directors of the Company, the Committees of the Board and ownership of shares of the Company by directors and senior officers, which pages are incorporated herein by reference.



                         ITEM 8: ADDITIONAL INFORMATION

     The Company will provide to any person, upon request to the Secretary of the Company, the following information:

     1) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a proposed distribution of its securities:

     a) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

     b) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

     c) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders which involved election of directors; and

     d) one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under items (a) through (c), above; or

     2) at any other time, one copy of any of the documents referred to in items
(1)(a) through (1)(c) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's Management Proxy Circular dated March 24, 2000. As well, additional financial information is provided in the Company's 1999 Annual Report.